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                       September 24, 2020

       Gerard Stascausky
       Managing Director
       Iron Bridge Mortgage Fund LLC
       9755 SW Barnes Road, Suite 420
       Portland, Oregon 97225

                                                        Re: Iron Bridge
Mortgage Fund LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed September 2,
2020
                                                            File No. 024-10777

       Dear Mr. Stascausky:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction